UNITED STATES
                                    SECURITIES AND EXCHANGE COMMISSION
                                               WASHINGTON, D.C. 20549


     DIVISION OF
CORPORATION FINANCE


                                                                       June 2,
2021
  Clifford Sosin
  Managing Member
  CAS Investment Partners, LLC
  135 E 57th Street, Suite 18-108
  New York, New York 10022

          Re:     At Home Group Inc.
                  PREC14A Preliminary Proxy Statement filed under cover of
Schedule 14A
                  Filed by CAS Investment Partners, LLC et al. on May 24, 2021 File No. 001-37849

  Dear Mr. Sosin:

          We have reviewed the above-captioned filing, and have the following comments. Some of our comments may ask for additional information so that we may better understand the disclosure.

          Please respond to this letter by amending the filing and/or by providing the requested information. After reviewing any amendment to the filing and any information provided in reply to these comments, we may have additional comments. If you do not believe our comments apply to your facts and circumstances, and/or do not believe an amendment is appropriate, please tell us why in a written response.
  Preliminary Proxy Statement filed on Schedule 14A
  General
  1. Item 1(b) of Schedule 14A, codified at Rule 14a-101 of Regulation 14A, requires that the approximate date on which the proxy statement and form of proxy are first sent or given to security holders be disclosed on the first page of the proxy statement.
The term    proxy
     statement    is defined in Rule 14a-1(g). At present, the projected date of distribution is set
     forth in the cover letter to stockholders and on the second page of the preliminary proxy statement. Please relocate the projected date of distribution for the proxy statement and form of proxy to the first page of the proxy statement.

  2. The disclosure indicates that printed copies of the proxy statement will be furnished to shareholders without specifying the means by which it will be transmitted. Given the availability of the proxy statement on a dedicated website, the disclosure on page 2 leaves open the possibility that the proxy statement will be distributed electronically to the exclusion of other methods. Please advise us whether the participants will be relying upon
     Rule 14a-16 to distribute the proxy statement electronically as the primary means of fulfilling its obligations under Rule 14a-3(a) and Rule 14a-4(f). Alternatively, please revise to remove
     the potential implication the proxy statement will be only    furnished
electronically.
 Clifford Sosin
c/o CAS Investment Partners, LLC
June 2, 2021
Page |2

3. Please advise us if the participants anticipate distributing their proxy statement before the registrant distributes its proxy statement. Given that the planned reliance on Rule 14a-5(c) is impermissible at any time before the registrant distributes its proxy statement, the participants will accept all legal risk in connection with distributing the initial definitive proxy statement without all required disclosures. Please confirm the participants understand their obligation to subsequently provide any omitted information in a supplement in order to mitigate that risk to the extent it arises in the context of this solicitation.

Reasons for the Solicitation, page 5

4. The participants represent that    H&F   s implied purchase price is a mere
12.9x fiscal year
   2023 adjusted earnings.    The participants rely upon an estimated EBIT
margin of 13.1% of
   sales. It appears, however, that consensus industry analysts reflect an assumed EBIT margin
   of 9.8% for HOME   s 2023 fiscal year. Given the reference to the
participants    analysis as
   being its    most conservative,    please revise to address this apparent
inconsistency.

5. The participants represent that    12.9x earnings represents a significant
discount to the
   broader market and most other retailers and a yawning discount to the market price for
   healthy, growing retailers with long runways.    Please qualify this
statement to disclose, if
   true, that: the implied purchase price calculated by the participants does not include pre-
   opening costs for new stores; any increases in labor and freight costs; and
HOME   s 2021
   fiscal year interest expense which appears to be approximately $28 million on a pre-tax basis and approximately $22 million after tax.

6. The participants represent that    earnings can grow to approximately $6.74
per share by fiscal
   year 2027.    To the extent the participants    calculations rely upon a
fully diluted share count
   of approximately 68 million for HOME, please revised the earnings per share estimate for the newly released fully diluted share count. Alternatively, please qualify this estimate by identifying the undiluted share number being used and reason why that number was selected.

7. The participants    estimate that At Home   s stock would be worth more than
$135 per share by
   the end of fiscal 2026 [and that] [d]iscounting this $135 back five years at the conservative
   rate of 13% yields a fair value of the shares of $70+ today.    Please
qualify these assertions
   by disclosing, if true, that such calculations assume: HOME would open 60-70 new stores in each of fiscal year 2025 and 2026, which is approximately two times more stores than
   HOME has historically opened in any given year; an EBIT margin which ostensibly deviates from consensus estimates; zero pre-opening costs for new stores; and that HOME would not incur interest expense despite the possibility it will incur approximately $30 million on a pre-
   tax basis in fiscal year 2026 if using the level of store openings in the CAS analysis.

8. The participants represent that by fiscal year 2027,    the market will
likely value At Home at
   20x forward profits or more given its unlevered balance sheet.    Please
qualify this statement
   in general and, in particular, the use of the term    will likely    by
indicating, if true, that the
   estimate is dependent upon zero execution and market risk. See Note a. to Rule 14a-9.
 Clifford Sosin
c/o CAS Investment Partners, LLC
June 2, 2021
Page |3

       We remind you that the participants are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or inaction by the staff.

       You may contact me at (202) 551-3266 with any questions.


                                                           Sincerely,

                                                           /s/ Nicholas P.
Panos

                                                           Nicholas P. Panos
                                                           Senior Special
Counsel
                                                           Office of Mergers &
Acquisitions

cc:   Steve Wolosky, Esq.
      Meagan Reda, Esq.